

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 19, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (561) 208-0166

Stephen J. Ruzika
Chief Executive Officer and President
Devcon International Corp.
595 South Federal Highway
Suite 500
Boca Raton, Florida 33432

> **Re:** **Devcon International Corp.**
> **Schedule 14C**
> **Filed May 22, 2006**
> **File No. 000-07152**

Dear Mr. Ruzika:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note repeated reference to the issuance of shares of common stock underlying both the Series A Convertible Preferred Stock and the warrants. Please revise your information statement to distinguish your actions according to each sale of

securities. Specifically, it appears that you completed a private placement transaction with institutional investors whereby you sold promissory notes with an aggregate principal amount of $45,000,000 along with warrants to acquire up to 1,650,943 shares of common stock. It also appears that you have agreed to issue 45,000 shares of your newly created Series A Convertible Preferred Stock in exchange for the notes issued on March 10, 2006, but that this transaction has not yet taken place. In addition, please revise your disclosure on page 30 to indicate that shareholders also approved the issuance of the common stock warrants.

2. We note reference to the registration rights agreement on pages 63 and 64. Please clarify on page 48 that you have not yet issued the preferred shares. In addition, please clarify whether you intend to register the shares of common stock underlying the issued convertible preferred shares for resale or whether you intend to register the issuance of the convertible preferred shares in exchange for the outstanding promissory notes. If you do not intend to register the transaction whereby the outstanding notes will be exchanged for the convertible preferred shares, please tell us the exemption from registration on which you will be relying.

3. Since the matters to which this information statement relates involve the acquisition of Guardian, please ensure that you provide all of the information required by Item 14 of Schedule 14A. In this regard, please include interim financial statements and information for Devcon and for Guardian. In addition, since information in several of the annexes is explicitly required to be included in the information statement, please revise reference to the annexes being "attached" to say they are "included" in the 14C.

Security Ownership, page 2

4. Please revise to disclose the effect of shares held pursuant to the voting agreement entered into in connection with the Securities Purchase Agreement dated February 10, 2006. Refer to Exchange Act § 13(d), Exchange Act Rules 13d-3(c) and 13d-5(b), and Regulation S-K, Item 403(a) and instruction 5 thereto.

5. We note that footnotes 8 and 9 state that the shares beneficially owned by Messrs. Rochon and Ferrari, respectively, include 1,350,000 shares issuable upon exercise of warrants that are owned by RPCP Investments, LLLP, for which each is an officer and director. The beneficial ownership of these shares does not, however, appear to be reflected in the table appearing on page 2. Please revise accordingly.

6. We note your statement in footnote 11 that the number of shares beneficially owned by Mr. Ruzika does not include 33,333 shares issuable upon the exercise of options that are not exercisable within 60 days of the record date. Despite this

statement, these shares appear to be reflected in the Security Ownership table. Please revise accordingly.

7. Please revise footnote 14 to disclose the limited partners of Coconut Palm Capital Investors I, Ltd., who are party to the voting agreement to grant Coconut Palm Capital Investors I, Inc., a proxy to vote a "significant portion" of the securities in its sole discretion. Please disclose the allocation of the securities subject to the agreement to the appropriate limited partner. In addition, please revise to clarify the meaning of "significant portion" and disclose the duration of the proxy.

Voting Arrangements, page 6

8. We note disclosure referring to Coconut Palm Capital Partners I, Ltd., as a shareholder, while the security ownership table on page 2 refers to Coconut Palm Capital Investors I, Ltd. In addition, we note disclosure on page 8 stating that Coconut Palm Capital Investors I, Inc., is a limited partner of Coconut Palm Capital Partners, Ltd., while note 8 to the security ownership table states that Coconut Palm Capital Investors I, Inc., is the general partner of Coconut Palm Capital Investors, Ltd. Please revise here and throughout your information statement to clarify your references to these entities.

9. Please revise to clarify whether the limited partners of Coconut Palm Capital Investors I, Ltd., granted proxies to Coconut Palm Capital Investors I, Inc., at the time of the redemptions or whether the voting agreement with respect to these shares was entered into pursuant to the February 10, 2006, Securities Purchase Agreement, as disclosed in the notes to ownership table.

10. Please disclose the names of the shareholders who entered into a voting agreement concurrent to the February 10, 2006, Securities Purchase Agreement.

Arrangements Possibly Resulting in a Change of Control, page 7

11. We note disclosure that several limited partners of Coconut Palm Capital Partners are also officers, directors, or beneficial owners of your securities. Please expand your discussion here to disclose the parties presently in control and address the extent to which there would be a change of control if the limited partners of Coconut Palm Capital Partners were to exercise their warrants.

Chronology of Transaction, page 30

12. We note disclosure on pages 33-34 that you determined it would be best to issue notes that would permit you to raise the proceeds necessary to complete the Guardian acquisition in a timely manner. Please expand your disclosure of the notes and warrants offering to address the manner and to whom they were issued,

the applicable terms, and the basis for your determination that shareholder approval of the notes component of the offering is unnecessary. Please consider disclosing the exercise price and expiration date of the warrants in this section in addition to your disclosure elsewhere in the information statement.

13. Please disclose the material differences between the outstanding promissory notes and the Series A Convertible Preferred Stock. Please also disclose the reasons for the proposed exchange and the general effect that you expect it to have upon the rights of your security holders. See Schedule 14A, Item 12(b), (c).

Terms of the Merger Agreement, page 49

14. We note that here and elsewhere you qualify your disclosure "in its entirety by reference" to a particular agreement. When summarizing the terms of a particular agreement, you should disclose its material terms. Please delete these references accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 55

15. Please replace your pro forma balance sheet as of December 31, 2005 with a pro forma balance sheet as of March 31, 2006. Refer to Rule 11-02(c)(1) of Regulation S-X for guidance.

16. Please include a pro forma statement of operations for your fiscal quarter ended March 31, 2006. Refer to Rule 11-02(c)(2)(i) of Regulation S-X for guidance.

17. Please remove the line item "income from discontinued operations net of income taxes." Refer to Rule 11-02(b)(5) of Regulation S-X.

18. Please revise note 3 to include disclosure for the following:
    - The valuations remaining to finalize the purchase price allocation;
    - When you expect the purchase price allocation to be completed; and
    - The potential impact on the pro forma financial statements of adjustments to the preliminary purchase price allocations.
    - An explanation as to why the fair value of Guardian's property, plant and equipment is approximately $12 million less than Guardian's carrying value. The explanation should be sufficient to understand why property, plant and equipment were not impaired prior to your acquisition.
    - An explanation for the factors that lead to a significant portion of the purchase price being allocated to goodwill. Refer to paragraph 51.b of SFAS 142 for guidance.

19. For notes 15 and 16, please separately disclose the adjustment amount related to the amortization of the increase in intangible asset fair value from the amount related to the decrease in depreciation expense for property, plant and equipment. Please also disclose the useful life of the mutual trade name. Finally, please provide us with your calculation of the adjustment.

20. We note that you originally estimated the warrants to have a fair value of $4.8 million and the embedded derivatives in the Class A convertible preferred stock have a fair value of $19.8 million. It appears from your adjustment for the exchange of the promissory notes for the shares of Class A preferred stock, that you no longer are recognizing the fair value of the warrants. From your disclosures, it appears that the issuance of the shares of Class A convertible preferred stock replaces the promissory notes and not the promissory notes and the warrants. As such, please either continue to include the fair value of the warrants on your pro forma balance sheet, or revise your disclosure to make it clear that the issuance of the shares of Class A convertible preferred stock replaces both the promissory notes and the warrants.

21. We note that you have allocated $21,734,000 to the Class A convertible preferred stock, net of the fair value of the three embedded derivatives and issuance fees. We further note that the shares of Class A convertible preferred stock are convertible into common stock at a rate of $9.54 per share, or 45,000 shares of Class A convertible preferred shares are convertible into 4,716,981 shares of common stock. Please tell us how you determined that there is not a beneficial conversion feature associated with your Class A convertible preferred stock. Please provide us with your analysis of EITF 98-5 and EITF 00-27 you prepared to arrive at such a determination.

22. We note that you have not included the re-valuation of the derivative instruments in your pro forma statement of operations. As SFAS 133 requires derivative instruments classified as liabilities to be marked-to-market each reporting period, please reflect the change in fair value of these instruments in your fiscal year ended December 31, 2005 and three-months ended March 31, 2006 pro forma statements of operations. In other words, please determine the fair value of the derivative instruments on January 1, 2005, December 31, 2005, and March 31, 2006 and reflect the changes in your pro forma statement of operations. Please also ensure your disclosure adequately discloses how you arrived at each of the adjustments. Otherwise, please provide a more detailed explanation in your pro forma disclosures as to why such an adjustment is not required under Article 11 of Regulation S-X.

23. In note 20, please disclose the term over which you are a accreting the discount, including how you determined the term.

24. We note that you have included seven months instead of twelve months of preference dividends, associated accretion of debt discount, and associated amortization of deferred financing costs for the preferred stock. As Rule 11.02(b)(6) of Regulation S-X assumes that transactions occurred at the beginning of the period (i.e., January 1, 2005) and your introduction also states that the transactions have been reflected as of the beginning of the period, it is unclear why you have reflected the above items for seven months. Please revise your adjustment to include the preference dividends, preferred stock accretion of the debt discount, and preferred stock amortization of deferred financing costs for a full twelve months of fiscal year 2005, while reversing the pro forma interest expense for the notes for fiscal year 2005 and the three-months ended March 31, 2006. Otherwise, please provide a detailed explanation as to why it is appropriate to include the above three listed items in your pro forma statement of operations for seven of the twelve months of fiscal year 2005 and adjust part (b) of your introduction to the pro forma financial statements to clarify that these three items are included for seven months instead of twelve months.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jaret L. Davis, Esq. 305/579-0717
        Greenberg Traurig, P.A.
        1221 Brickell Avenue
        Miami, Florida 33131